     Filed by Brandywine Realty Trust pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Prentiss Properties Trust
Commission File No.:1-14516

     This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Brandywine on October 3, 2005.  The Merger Agreement is incorporated by reference into this filing.

           The following is a letter presented as additional information by Brandywine on October 28, 2005 regarding the Acquisition and related matters.

October 28, 2005

Dear Prentiss People:

When we announced the merger of Prentiss Properties and Brandywine Realty Trust on October 3, we did so with a great deal of enthusiasm and anticipation. Since then, our excitement about the opportunities available to the new, larger company has grown. The more we work on integration activities, the closer we come to the realization that two of the best mid-sized REITs in the country are about to unite to become a powerful industry leader.

There are several reasons for this, but they all come down to one thing. The merger makes sense. It permits two high-performance companies to pool knowledge, capital, deal-making capacity, and other resources to create a market-leading enterprise. Most importantly, it synergizes the talents of outstanding real estate professionals from two organizations into a unified entity with enormous capabilities.

We know, of course, that after the enthusiasm of the initial press releases and conference calls, a single question emerged for every Prentiss employee: What does this all mean to me?

Obviously, there is no single answer because Prentiss Properties is comprised of people in different places who fill different roles. But with this special PP Comparative Benefits Analysis we have begun to address some of the important issues that will help frame answers for everyone. This update is just the first of several communications designed to answer your questions. We expect to distribute our next update in mid-November. In the meantime please keep your questions coming.

We hope you will remember that the merger of Prentiss and Brandywine represents change for every person at every level of our respective organizations. We recognize that change is sometimes hard. We know it brings uncertainty. Yet we also believe that it brings opportunity, and opportunity is what this merger is about.

Thank you for your patience with the integration process and your commitment to making this merger successful. We are not just building a portfolio. We are building a better company.

Thomas F. August	Gerard H. Sweeney
President and CEO	President and CEO
Prentiss Properties	Brandywine Realty Trust

Additional Information about the Merger and Where to Find It
This presentation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties will file a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.